

July 22, 2022

Laurel Sayer
President, Chief Executive Officer and Director
Perpetua Resources Corp.
405 S. 8th Street, Ste 201
Boise, Idaho 83702

      Re: Perpetua Resources Corp.
          Registration Statement on Form S-3
          Filed July 8, 2022
          File No. 333-266071

Dear Ms. Sayer:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Description of Debt Securities
No Personal Liability, page 26

1.   We note that Section 1409 of your form of indenture filed as Exhibit 4.2 provides for the waiver and release of liability by each holder of debt securities and states that the waiver may not be effective to waive liabilities under United States federal securities laws. We also note your related disclosure on page 20. Please tell us whether the waiver and release apply to claims under the U.S. federal securities laws. We may have additional comments.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Scott Rubinsky, Esq.